FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: July 25, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Monday, July 25, 2005, Vancouver, B.C.

            Symbol “AKV”: TSX Venture Exchange

       SEC Form 20F Registration CIK:  1194506

ACREX OPTIONS STRATEGIC SPANISH MOUNTAIN PROPERTY

IN CARIBOO REGION OF B.C.

Acrex Ventures Ltd. (the “Company”) has optioned the “Spanish Mountain” claims (“the Property”)- which is comprised of 1,350 hectares of land in 8 claims in two claim groups located near Likely in northeastern British Columbia.  Previous exploration has found anomalous gold values in soils over an area of 125 hectares on the Property.  Several of the soil samples contained greater than 0.5 grams per tonne gold.

The Property adjoins claims comprising the Spanish Mountain joint venture project of Skygold Venture Ltd. and Wild Rose Resources Ltd.  Drilling results announced by the joint venture June 29, 2005 show intercepts of 86.9 meters (285 feet) grading 1.3 grams per tonne gold, and 21.4 meters (70 feet) grading 4.33 grams gold per tonne.  The joint venture on July 8, 2005 reported an intercept of 53.3 meters grading 2.05 grams gold per tonne.

The Company, to exercise the option, must pay $100,000 and issue to the optionor 200,000 shares over 4 years.   The Company will also be obliged to issue a further 200,000 shares to the optionor upon the receipt of a positive feasibility report.  The optionor retains a 3.0% net smelter return royalty - of which the Company will be able to purchase a 2.0% NSR by the payment of $1,000,000 upon commencement of production from the property.

The agreement is subject to final formal documentation and acceptance for filing by the TSX Venture Exchange.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release